Filed Pursuant to Rule 253(g)(2)

File No. 024-11323

OFFERING CIRCULAR

DATED: JANUARY 19, 2021

Waverly Labs Inc.

19 Morris Avenue

Brooklyn, New York 11205

646-480-2644

www.waverlylabs.com

We are offering up to 1,128,668 shares of our Series C Common Stock (the “Series C Shares”), and up to 225,734 Bonus Shares on a best efforts basis.*

SEE “SECURITIES BEING OFFERED” AT PAGE 27

Common Stock	Price to Public	Underwriting Discount and Commissions ***	Proceeds to Issuer Before Expenses****
Price Per Share	$8.86**	$0.3101	$8.5499
StartEngine Investor Fee Per Share(3)	$0.3101	--	--
Price Per Share Plus Investor Fee	$9.1701	$0.3101	$8.5499
Total Maximum*****	$12,419,998	$350,000	$11,719,998

*	We are offering up to 1,128,668 Series C Shares, plus up to 225,734 additional Series C Shares eligible to be issued as Bonus Shares (as defined in this Offering Circular) to investors based upon investment level, see “Plan of Distribution.”

**	Does not include effective discount that would result from the issuance of Bonus Shares. For details of the effective discount, see “Plan of Distribution.”

***	We have engaged StartEngine Primary, LLC (“StartEngine Primary”) to act as an underwriter of this offering as set forth in “Plan of Distribution” and its affiliate StartEngine Crowdfunding, Inc. to perform administrative and technology-related functions in connection with this offering. We will pay a cash commission of 3.5% to StartEngine Primary on sales of Series C Shares, and shall issue StartEngine Primary a number of Series C Share, equal to 2% of the Series C Shares sold in this offering (excluding Bonus Shares). We will also pay a $15,000 advance fee for reasonable accountable out of pocket expenses actually anticipated to be incurred by StartEngine Primary. Any unused portion of this fee not actually incurred by StartEngine Primary will be returned to us. FINRA fees will be paid by the company. This does not include processing fees paid directly to StartEngine Primary by investors. See “Plan of Distribution” for details of compensation payable to third parties in connection with the offering.

****	Investors will be required to pay directly to StartEngine Primary a processing fee equal to 3.5% of the investment amount at the time of the investors’ subscription. This fee will be refunded in the event we do not raise any funds in this offering. See “Plan of Distribution” for additional discussion of this processing fee. Assuming the offering is fully-subscribed, investors would pay StartEngine Primary total processing fees of $350,000. This amount is included in the Total Maximum offering amount since it counts towards the rolling 12-month maximum offering amount that we are permitted to raise under Regulation A. However, it is not included in Proceeds to Issuer Before Expenses.

*****	Total Maximum Price to Public and Proceeds to Issuer Before Expenses, includes $2,000,000, the value of the Bonus Shares (assuming the maximum number of Bonus Shares are issued in this Offering); provided, however, we shall not receive such amounts because Investors are not paying the purchase price for such Bonus Shares.

We expect that the amount of expenses of the offering that we will pay will be approximately $1,249,500.

We have engaged PrimeTrust, LLC as an escrow agent (the “Escrow Agent”) to hold funds tendered by investors, and may hold a series of closings on a rolling basis at which we receive the funds from the escrow agent and issue the shares to investors. The offering will terminate at the earlier of: the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the company in its sole discretion. After each closing, funds tendered by investors will be available to the company.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 5.

Sales of these securities will commence within approximately two (2) day after qualification of this offering.

No minimum number of shares must be sold before a closing can occur.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In this offering circular (this “Offering Circular”), the terms “Waverly”, “Waverly Labs”, the “Company,” “us” and “we,” refer to Waverly Labs Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO OUR MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. WE DO NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act. Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

●	annual reports (including disclosure relating to our business operations for the preceding three fiscal years, or, if in existence for less than three years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

●	semiannual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

●	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. If we qualify as an emerging growth company, we may take advantage of certain reduced reporting requirements and would be relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	would not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	would not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	would not be required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-goldenparachute” votes);

●	would be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	would be able to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	would be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”), or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions may also available to us if we qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

SUMMARY

This Summary highlights information contained elsewhere in this Offering Circular, and does not contain all the information that you should consider in making your investment decision. Before investing in our Series C Shares, you should carefully read this entire Offering Circular, including our financial statements and related notes. You should consider among other information, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company

We are an innovative consumer products company founded in June of 2014. We develop voice and language products, specifically at the convergence of wearable technology and speech translation. In 2016, we launched our smart earpiece called “Pilot Smart Earbuds” that provided music streaming, voice assistant capabilities and automatic translation of 15 spoken languages. In November 2018, we began developing our second product, the “Ambassador Interpreter”, an over the ear translation product engineered to accommodate more varied user experiences, such as classrooms and lectures, group meetings and international conferences. The Ambassador Interpreter is designed to target professional interpreters, bilingual businesses, foreign students and travelers. See “Our Business.”

Since November 2019, we have not generated significant revenue as a result of the discontinuance of our Pilot Smart Earbuds and the launch of our Ambassador Interpreter. We, however, continue to incur significant additional costs in developing, manufacturing, marketing, sales and customer service. We intend to continue to fund our operations through funds received from our recent Regulation Crowdfunding campaign, funds to be received through this offering, the proceeds of recent loans we have received, and additional debt and/or equity financing as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern. See “Risk Factors - Our financial statements include a going concern note.”

The Offering

We are offering up to 1,128,668 Series C Shares for $8.86 per share (plus a processing fee of $0.3101 per share which each investor shall pay directly to StartEngine Primary), plus Bonus Shares that may be issued to certain investors. See “Plan of Distribution – Investor Perks.”

The minimum investment is $496.16 (56 Series C Shares), which excludes the 3.5% processing fee to be paid by investors directly to StartEngine Primary.

Rights and Preferences of the Series C Shares

The holders of Series C Shares are entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

The Series C Shares have no voting rights. As of August 1, 2020, Andrew Ochoa, our chief executive officer and a director, held voting shares constituting over 97% of our outstanding voting power. See “Risk Factors – Our chief executive officer and a director has voting control.”

RISK FACTORS

Investing in our Series C Shares involves risk. In evaluating us and an investment in our Series C Shares, careful consideration should be given to the following risk factors, in addition to the other information included in this Offering Circular. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in our Series C Shares. The following is a summary of the risk factors that we currently believe make this offering speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Business.

Our financial statements include a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

We face significant competition.

The market for language translation earpieces continues to become more competitive as the technology utilized for such devices matures. We expect competition to intensify at a quicker rate as existing competitors introduce new and more competitive products and as new market entrants, including larger and more established companies, introduce new language translation products. Many of our competitors have more access to capital, marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will continue to intensify.

We depend on certain key personnel and must attract and retain additional talent.

Our future success depends in significant part, on the continued service and efforts of key personnel, including, our chief executive officer and director, Andrew Ochoa. Mr. Ochoa is critical to our strategic direction, product development, and overall management as well as our research and development process. The loss of Mr. Ochoa could adversely affect our business, financial condition and operating results. As we grow, our future success will depend on our ability to attract and hire additional highly skilled and experienced employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Risks of borrowing.

On April 21, 2020, we obtained an economic disaster relief loan from the US Small Business Administration in the principal amount of $51,500 which is secured by all of our assets. On April 7, 2020, we entered into a loan with Chase Bank in an aggregate principal amount of $66,207, pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. We believe we will use the proceeds of the PPP loan in accordance with the uses which qualify the loan for forgiveness, and expect that the entire loan shall be forgiven. There, however, is a risk that we may not qualify for full or partial forgiveness, which would require us to repay the loan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Debt.”

In the future, we may have to seek other loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could have a material adverse effect on our business, results of operations or financial condition. In addition, a default on our economic disaster relief loan or any other secured loan we may enter into in the future, could result in a foreclosure on our assets.

New product introductions.

To remain competitive and stimulate customer demand, we must continually develop and introduce new products, enhance our existing products and effectively stimulate customer demand for our products. As a result, our research and development efforts are continual and require substantial research and development expenses, which may not result in an acceptable return. In addition, the introduction of new products or product enhancements, such as our Ambassador Interpreter, may shorten the life cycle of our existing products or replace sales of some of our current products, offsetting the benefit of a successful product introduction, and new product releases and enhancements may cause customers to defer purchasing our existing products in anticipation of the new products, causing challenges in managing our inventory. If we fail to effectively manage new product introductions, our revenue and profitability will be harmed.

Our intellectual property could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property. We hold one patent and two trademarks. We also plan to explore other opportunities to patent parts of our core technology; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our products which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to cease marketing and selling our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management’s attention from our core operations.

We rely on third party licenses.

Our technology incorporates various off-the-shelf third party software. Our licenses for such software are neither exclusive nor perpetual. Therefore, we are at risk that we may lose the right to license one or more key components of our products or that the costs to license them may increase. In either case, our business, financial condition could be materially and adversely affected or disrupted.

We may face technological and design challenges.

We may discover that the optimal retail price points for our products are below the level we can sustainably price our current low-cost architecture, which could necessitate the development of new product architecture that could take years to develop. During our development of future products, one or more issues may arise that could cause us to abandon them, which could result in further delays to new product releases. This could happen at any point in the development cycle and could result in a significant delay to achieving the product line. The need to develop a new product line, could create significant delays, increase operational expenses, and adversely impact our operating results.

Manufacturing and selling our products internationally may cause problems and present risks.

Certain components of our products are manufactured in internationally, and mainly, in China. There are many risks associated with international business.  These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful misappropriation may occur.   Failure to successfully mitigate any of these potential risks could damage our business.

 In addition, we are required to comply with all applicable domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

Risks related to changes in foreign currency exchange rates

Some of our products or components of our products are be manufactured internationally and may be sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold for depend on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to manufacture and we may receive less than expected when they are sold, which could adversely impact the economics of our business and your investment.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our products to our customers and could decrease demand for our products. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic.

The ongoing COVID-19 pandemic and any preventative or protective actions that governmental authorities or we may take in response to the pandemic may have a material adverse effect on our business or the business of our customers, suppliers, or distribution channels, including additional business shutdowns, reduced operations, restrictions on shipping, reduced consumer demand, or the ability of our customers to make payments. In addition, preparing for and responding to the ongoing pandemic could divert management’s attention from our key strategic priorities, increase costs as we prioritize the health and safety of our employees, cause us to reduce, delay, alter, or abandon strategic initiatives that may otherwise increase our long-term value, and otherwise disrupt our business operations.  Also, while we believe the employee-safety measures we have implemented or others we may take in the future are temporary, they may continue until after the pandemic is contained and could amplify existing risks or introduce new risks that could adversely affect our business. Furthermore, these safety measures may not be successful in preventing the spread of the virus among our employees and we could face litigation or other claims related to unsafe working conditions, inadequate protection of our employees, or other similar or related claims. Any of these claims, even if without merit, could result in costly litigation or further divert management's attention and resources.

The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles and industry events, and the effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. The effect of COVID-19 may not be fully reflected in our results of operations until future periods, if at all. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

We are subject to complex and changing laws and regulations worldwide, which expose us to potential liabilities, increased costs and other adverse effects on our business.

Our operations are subject to complex and changing laws and regulations on subjects including, but not limited to: privacy, data security and data localization; consumer protection; advertising, sales, billing and e-commerce; product liability; intellectual property ownership and infringement; Internet, telecommunications, and mobile communications; digital content; availability of third-party software applications and services; labor and employment; anti-corruption; import, export and trade; anti–money laundering; and environmental, health and safety.

Compliance with these laws and regulations may be onerous and expensive, increasing the cost of conducting our operations. Changes to laws and regulations can adversely affect our business by increasing our costs, limiting our ability to offer a product or service to customers, requiring changes to our business practices or otherwise making our products and services less attractive to customers. We implemented policies and procedures designed to ensure compliance with applicable laws and regulations, but there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies and procedures. If we are found to have violated laws and regulations, it could materially adversely affect our reputation, financial condition and operating results.

If critical components used to manufacture our products become scarce or unavailable, we may incur delays in manufacturing and delivering our products, which could damage our business.

We obtain components from a limited group of suppliers. We do not have long term agreements with any of these suppliers that obligate them to continue to sell components or products to us. Our reliance on these suppliers involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components of sufficient quality, will increase prices for the components and will perform their obligations on a timely basis.

In addition, certain components used to manufacture our products may be subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. Particularly, the market for electronic components is experiencing increased demand, creating uncertainty regarding our suppliers’ continued production of key components for our products. If we are unable to obtain components from third party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, we may not be able to deliver our products on a timely or cost effective basis, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, or are otherwise unable or unwilling to provide us with materials or components, then we may have to find new suppliers. It may take time to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all.

Defects in design or manufacture may result in recalls and negatively impact business and operating results.

Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our products. There can be no assurances that we will not be required to recall products in the future. There can be no assurance that we will be able to detect and fix any defects in the products prior to their sale to consumers. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our products or their components prove to be defective. In addition, our products may not perform consistent with customers’ expectations or consistent with other similar products currently available. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

 The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of all electronic products. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. We face the risk of exposure to claims in the event our products do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. In addition, a product liability claim could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of other future products which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit or claim, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition.

We are responsible for product warranties and defects.

We provide warranties for all of our products. Significant warranty claims could have a material adverse effect on our financial condition and results of operations and harm our reputation.

Risks Related to this offering of our Series C Shares.

This Offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.

We are offering Series C Shares in the amount of up to $9,999,998 in this offering (plus a processing fee of $0.3101 per share which each investor shall pay directly to StartEngine Primary), but may sell much less. The Offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. Even if we raise the maximum amount we are seeking in this offering, we may need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another significant downturn in the economy, we may not survive.

Terms of subsequent financings may adversely impact your investment.

Even if we are successful in this offering, we may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment in the Series C Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series C Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

We are offering a discount on our stock price to some investors in this offering.

Investors in this offering, who have not participated in any of our prior Regulation CF Offerings, and who invest more $5,000 or more, and investors who have participated in one or more of our prior Regulation CF Offerings, are entitled to a discount to the share price in this offering; see “Plan of Distribution.” Therefore, the value of shares of investors who pay the full price in this offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for their stake in the company.

Because no public trading market for our Series C Shares currently exists, it will be difficult for you to sell your Series C Shares and, if you are able to sell your Series C Shares, you may have to sell them at a substantial discount to the price you paid for the Series C Shares.

There is no public market for our Series C Shares. Until our Series C Shares are listed on an exchange, if ever, you may not sell your Series C Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Series C Shares promptly or at all. If you are able to sell your Series C Shares, you may have to sell them at a substantial discount to the price you paid for the Series C Shares.

Investors in our Series C Shares have no voting rights.

Subject to applicable law and, except as provided in our organizational documents, the holders of Series C Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Series C Shares disapprove. In assessing the risks and rewards of an investment in the Series C Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Series C Shares will be subject to the decisions of our directors, officers, employees and holders of our voting shares.

Our sole executive officer and director effectively has voting control.

As of the date of this Offering Circular, Andrew Ochoa our sole executive officer and director, holds over 97% of our voting power, primarily as a result of his ownership of substantially all of our Series A Shares, which hold ten (10) votes per share. As a result, Mr. Ochoa is able to control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. In addition, pursuant to a Voting Agreement entered into between the holders of our Series A Shares and Series B Shares, each holder of our Series A Shares and Series B Shares agreed that so long as they continue to hold at least ten percent (10%) of our outstanding shares of common stock, they shall vote all of their shares to maintain a board of directors of three (3) members, and shall elect to the board the three individuals nominated by Andrew Ochoa. This concentration of ownership and voting power could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

Management discretion as to use of proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described herein is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The subscription agreement includes an exclusive venue provision.

Our subscription agreement includes a forum selection provision that requires any claim against us based on the subscription agreement not arising under the federal securities laws to be brought in a court of competent jurisdiction in the State of New York. This forum selection provisions may limit investors’, or their assignees’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims, as investors or their assignees may be compelled to travel to New York to prosecute or defend any claims involving us.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Risks related to payment for Class C Shares using a credit card.

As outlined in the Investor Alert published by the Securities & Exchange Commission on February 14, 2018, which can be viewed at https://www.sec.gov/oiea/investor-alerts-and-bulletins/ia_riskycombination, there are risks related to using a credit card to invest in securities, including, but not limited to, the risk that high interest rates and credit card processing fees may significantly reduce the return you receive on your investment or may cause you to lose more money than you invested, and the risk that you  are unable make your credit card’s minimum payments, which may result in your incurrence of additional credit card fees and risk damage to your credit score.

By purchasing shares in this offering, an investor agrees to waive certain inspection rights set forth in Section 220 of the General Corporation Law of Delaware, which limits such investor’s ability to obtain certain corporate information from us.

Section 220 of the General Corporation Law of Delaware allows a stockholder of a company to inspect for any proper purpose, a company’s stock ledger, list of stockholders, and other books and records and the books and records of a company’s subsidiary in certain circumstances. Pursuant to our Certificate of Incorporation, the holders of Series C Shares, to the fullest extent permitted by applicable law, have no right to inspect or make copies of our stock ledger, receive a list of stockholders, or our other books and records. In addition, pursuant to our subscription agreement, by purchasing shares in this offering, investors agree to waive the inspection rights set forth in Section 220 of the General Corporation Law of Delaware. Despite our obligation to publicly file certain reports under Regulation A, such waiver will limit an investor’s ability to obtain information from us for certain proper purposes under the General Corporation Law of Delaware, which may prevent or delay an investor from evaluating our business or such investor’s investment in our securities.

Foreign securities laws.

Prior to accepting any subscriptions from residents of foreign jurisdictions, we intend to consult with local counsel to ensure we accept any such subscription in compliance with local law. If, however, we accept any subscriptions and fail to comply with local law, it may subject us to regulatory actions in such foreign jurisdictions.

DILUTION

Dilution means a reduction in value, control or earnings of the shares an investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. Occasionally, strategic partners are also interested in investing at an early stage. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders, early employees, or investors from prior financings, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs. Dilution may also be caused by pricing securities at a value higher than book value or expenses incurred in the offering.

The following table demonstrates the price that new investors are paying for their Series C Shares with the effective cash price paid by existing stockholders, giving effect to full conversion of all outstanding stock options and assuming that the shares are sold at $8.86 per share. The table presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to our insiders than just including such transactions for the last 12 months, which is what the Commission requires.

	Dates Issued	Issued Shares		Potential Shares		Total Issued and Potential Shares	Effective Cash Price Per Share at Issuance or Potential Conversion
Founders/Early Employee (Series A Shares)	2015-2016	4,250,000	(1)			4,250,000	$0.0001
Series B Shares (Note Conversion (2)	2016	9,900				9,900	$1.0000
Outstanding Stock Options (Series B Shares)	2017-2018			481,098	(3)	481,098	$0.1150	(4)
Options Exercised	2017	111,674				111,674	$0.1100
Series C Shares	2017-2018	519,467	(5)			519,467	$2.4513
Series C Shares	2019-2020	333,290	(6)			333,290	$3.1962	(7)
Total Common Share Equivalents		5,224,331		481,098		5,705,429
Investors in this Offering, assuming $9,999,998 raised and maximum bonus shares issued		1,354,402				1,354,402	$7.3833
Total after including this offering		6,578,733		481,098		7,059,831

(1)  In December 2016, we repurchased 338,431 Series A Shares for $0.001 per share.  In April 2018, we repurchased  645,444 Series A Shares for $0.001 per share, and 225,000 Series A Shares for $1.00 per share.  In April 2018, 510,917 Series A Shares converted into 510,917 Series B Shares.  In 2018, we repurchased 7,700 of the converted Series B Shares for $2.50 per share.

(2)  We issued convertible notes in 2016, which were converted into Series B Shares.

(3)  Assumes exercise of all outstanding options.

(4)  Stock option pricing reflected is the weighted average exercise price of options outstanding.

(5)  Includes respectively, 432,867 Series C Shares and 82,010 Series C Shares issued, respectively, in Regulation CF and Regulation D offerings, in 2017 and 2018, of which 10,111, were bonus shares issued to certain investors.  Between 2018 and 2019, we repurchased  10,468 of such Series C Shares for $2.50 per share.

(6)  In 2020, we repurchased 354 of such Series C Shares for $3.80 per share.

(7)  Represents Series C Shares issued in a Regulation CF Offering in 2020, of which 52,957 constituted bonus shares issued to certain investors.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by us. The investor’s stake in a company could be diluted due to the company issuing additional shares of common stock or securities convertible into shares of common stock. In other words, when the company issues more securities, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares, or other equity securities in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

•	In June 2019, Ben invests $20,000 in shares that represent 2% of a company valued at $1 million.

•	In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Ben now owns only 1.3% of the company but his stake is worth $200,000.

•	In June 2020, the company has run into serious problems and in order to stay afloat, it raises $1 million at a valuation of only $2 million (the “down round”). Ben now owns only 0.89% of the company and his stake is worth only $26,660.

This type of dilution might also happen upon the conversion or exercise of convertible notes, stock options or warrants into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round,” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do because they get more shares for their money.  See “Securities Being Offered” for a description of our outstanding securities.

We have outstanding options to purchase 481,098 Series B Shares, of which 480,098 options have an exercise price of $0.11 per share, and 1,000 have an exercise price of $2.50 per share. The exercise of such options will result in a dilution of your investment.

If you are making an investment expecting to own a certain percentage of our capital stock or expecting each Series C Share to hold a certain amount of value, it is important to realize how the value of the Series C Shares can decrease by actions taken by us. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION

Plan of Distribution

We are offering a maximum of 1,128,668 Series C Shares on a “best efforts” basis, plus any Bonus Shares that may be issued to certain investors. Assuming all investors qualify for the maximum number of Bonus Shares, 225,734 additional Bonus Shares would be issued in this offering, which would cause immediate dilution to your investment. We have engaged StartEngine Primary, LLC (“StartEngine Primary”) as our placement agent to assist in the placement of our securities in those states in which it is registered to undertake such activities, including soliciting potential investors on a best efforts basis. As such, StartEngine Primary is an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act. StartEngine Primary is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities. Persons who desire information about the offering may find it at www.startengine.com. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com website.

Commissions and Discounts

The following table shows the total discounts and commissions payable to StartEngine Primary in connection with this offering by us:

	Per Share	Total
Public offering price	$8.86	$9,999,998

Placement Agent commissions	$0.3101	$350,000

StartEngine Processing Fee	$0.3101	$350,000

Proceeds, before expenses	$8.24	$9,649,998

We shall also issue StartEngine Primary a number of Series C Shares, equal to 2% of the Series C Shares sold in this offering, rounded to the nearest whole share. If we raise the maximum amount in this offering, we would issue 22,574 Series C Shares to StartEngine Primary. The disposition of such shares by StartEngine, is subject to FINRA lockup restrictions pursuant to FINRA Rule 5110(e)(1), and pursuant to Exhibit A of the Posting Agreement, StartEngine has agreed on a lock up period of 180 days immediately following the date of the commencement of sales in this offering.

Other Terms

StartEngine Primary has also agreed to perform the following services in exchange for the compensation discussed above:

•	design, build, and create our campaign page,
•	provide us with a dedicated account manager and marketing consulting services,
•	provide a standard purchase agreement to execute between us and investors, which may be used at our option and
•	coordinate money transfers to us.

In addition to the commission described above, we will also pay $15,000 to StartEngine Primary for out of pocket accountable expenses paid prior to commencing. This fee will be used for the purpose of coordinating filings with regulators and conducting a compliance review of our offering. Any portion of this amount not expended and accounted for will be returned to us. Assuming the full amount of the offering is raised, we estimate that the total fees and expenses of the offering payable by us to StartEngine Primary will be approximately $715,000.

StartEngine Primary will charge you a non-refundable processing fee equal to 3.5% of the amount you invest at the time you subscribe for our securities, equivalent to $0.3101 per share. This fee will be refunded in the event we do not raise any funds in this offering.

StartEngine Primary intends to use an online platform provided by StartEngine Crowdfunding, Inc. (“StartEngine Crowdfunding”), an affiliate of StartEngine Primary, at the domain name www.startengine.com (the “Online Platform”) to provide technology tools to allow for the sales of securities in this offering. In addition, StartEngine Crowdfunding will assist with the facilitation of credit and debit card payments through the Online Platform. Fees for credit and debit card payments will be passed onto investors at cost and we will reimburse StartEngine Crowdfunding for transaction fees and return fees that it incurs for returns and chargebacks, pursuant to a Credit Card Services Agreement.

Bonus Shares; Discounted Price for Certain Investors

Certain investors in this offering are eligible to receive additional shares of Series C Shares (effectively a discount) for their shares purchased (“Bonus Shares”) equal to 5%, 10%, 15% or 20% of the shares they purchase, depending upon the investment level of such investors and whether such investors participated in one of our prior Regulation CF Offerings. See “—Perks” below. Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share. Investors in the highest bracket of these Bonus Shares will pay an effective price of approximately $7.70 per share before the StartEngine processing fee, a discount of approximately 16.67%. The number of Bonus Shares, if any, to which an investor shall be entitled shall be calculated and provided to the investor before they submit their investment. The StartEngine processing fee will be assessed on the full share price of $8.86, and not the effective, post bonus, price. We will absorb the cost of the issuance of the Bonus Shares; to the extent any are issued, it will reduce the proceeds that the company receives. The maximum number of Bonus Shares that will be issued is 225,734.

Subscription Procedures

After the Offering Statement has been qualified by the Commission, we will accept tenders of funds to purchase Series C Shares. We may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only, checks will not be accepted, to the escrow account to be setup by the Escrow Agent. Tendered funds will remain in escrow until a closing has occurred. StartEngine Crowdfunding will assist with the facilitation of credit and debit card payments through the Online Platform. We estimate that processing fees for credit card subscriptions will be approximately 3.5% of total funds invested per transaction, although credit card processing fees may fluctuate. We intend to pay these fees and will reimburse StartEngine Crowdfunding for transaction fees and return fees that it incurs for returns and chargebacks. We estimate that approximately 70% of the gross proceeds raised in this offering will be paid via credit card. This assumption was used in estimating the payment processing fees included in the total offering expenses set forth in “Use of Proceeds.” Upon closing, funds tendered by investors will be made available to us for our use.

The minimum investment in this offering is 56 Series C Shares, or $496.16, plus the StartEngine processing fee of 3.5%.

In order to invest you will be required to subscribe to the offering via the Online Platform and agree to the terms of the offering, Subscription Agreement, and any other relevant exhibit attached thereto.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount, including the StartEngine processing fee, that does not exceed the greater of 10% of his or her annual income or 10% of your net worth (excluding the investor’s principal residence).

We have entered into an Escrow Services Agreement with Prime Trust LLC (the “Escrow Agent”) and StartEngine Primary. Investor funds will be held by the Escrow Agent pending closing or termination of the offering.  All subscribers will be instructed by us or our agents to transfer funds by wire, credit or debit card, or ACH transfer directly to the escrow account established for this offering. We may terminate the offering at any time for any reason at our sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving shares; escrowed funds may be returned.

Prime Trust is not participating as an underwriter or placement agent or sales agent of this offering and will not solicit any investment in us, recommend our securities or provide investment advice to any prospective investor, and no communication through any medium, including any website, should be construed as such, or distribute this Offering Circular or other offering materials to investors. The use of Prime Trust’s technology should not be interpreted and is not intended as an endorsement or recommendation by it of us or this offering. All inquiries regarding this offering or escrow should be made directly to us.

In the event that we terminate the offering while investor funds are held in escrow, those funds will promptly be refunded to each investor without deduction or interest and in accordance with Rule 10b-9 under the Exchange Act.

Pursuant to our agreement with StartEngine Primary, 6% of the total funds received into escrow will be held back as a deposit hold in case of any ACH refunds or credit card chargebacks. The hold will remain in effect for 180 days following the close of the offering. 60 days after the close of the offering, 4% of the deposit hold will be released to us. The remaining 2% will be held for the final 120 days of the deposit hold. After such further 120 days, the remaining 2% will be released to us. Based on the assumed maximum amount that we might owe StartEngine Primary, we estimate the deposit hold could be for up to $600,000.

Carta, will serve as transfer agent to maintain stockholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our stockholder register.

In the event that it takes some time for us to raise funds in this offering, we will rely on income from sales, funds raised in any offerings from accredited investors.

Forum Selection Provisions.

The subscription agreement provides that the State of New York, is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

Inspection Rights

The subscription agreement provides a waiver for inspection rights granted under Delaware law. In addition, pursuant to our Certificate of Incorporation, the holders of Series C Shares, to the fullest extent permitted by applicable law, have no right to inspect or make copies of our stock ledger, receive a list of stockholders, or our other books and records. Delaware law specifies that stockholders have the right to inspect and to make copies and extracts from, our stock ledger, a list of our stockholders, and our other books and records, and the books and records of our subsidiaries, if any.  Delaware law specifies the circumstances and manner that these rights can be exercised, including requiring that the stockholder must provide under oath a proper purpose for the exercises of these rights.

Investor Perks

To encourage participation in this offering, we are providing specific perks for investors who invest a minimum of $750, which depend on the (1) the amount invested and (2) whether such investors have participated in one of our prior Regulation CF Offerings (“Existing Investors”). Additional perks, including Bonus Shares, are available for investments of greater amounts. We are of the opinion that these perks do not have any cash value and do not alter the sales price or cost basis of the securities in this offering. Instead, the perks are a “thank you” to investors that help us achieve our mission. However, it is recommended that investors consult with a tax professional to fully understand any tax implications of receiving any perks before investing. The table below presents the investment level to receive the stated perk:

Investment Amount	Rewards
	First Time Investors	Existing Investors
$496.16 - $999	No perks	10% Bonus Shares
$1,000 - $2,499	• 50% off the retail price of one Ambassador Interpreter (cannot be combined with other discounts)	• 50% off the retail price of one Ambassador Interpreter (cannot be combined with other discounts) • 10% Bonus Shares
$2,500 - $4,999	• One free Ambassador Interpreter in your choice of available colors.	• One free Ambassador Interpreter in your choice of available colors. • 10% Bonus Shares
$5,000 - $9,999	• One free Ambassador Interpreter in your choice of available colors. • 5% Bonus Shares	• One free Ambassador Interpreter in your choice of available colors. • 15% Bonus Shares
$10,000+	• One free Ambassador Interpreter in your choice of available colors. • 10% Bonus Shares	• One free Ambassador Interpreter in your choice of available colors. • 20% Bonus Shares

USE OF PROCEEDS

We estimate that, at a per share price of $8.86, the net proceeds from the sale of the 1,128,668 Series C Shares in this offering will be approximately $8,750,499 after deducting the estimated offering expenses of approximately $1,249,500 (including, payment to StartEngine and other offering expenses). The gross proceeds in the table below does not include $2,000,000 attributable to the maximum number of bonus shares that may be issued.

The table below shows the estimated net proceeds we would receive from this offering assuming the sale of 25%, 50%, 75% and 100% of the Series C Shares we are offering. There is no guarantee that we will be successful in selling any of the Series C Shares we are offering.

	25%	50%	75%	100%
Shares Sold in this Offering	282,167	564,334	846,501	1,128,668
Gross Proceeds	2,500,000	4,999,999	7,499,999	9,999,998
Offering Expenses	396,375	680,750	965,125	1,249,500
Net Proceeds	2,103,625	4,319,249	6,534,874	8,750,499

The table below sets forth the manner in which we intend to use the net proceeds we receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the Series C Shares we are offering. All amounts listed below are estimates.

	25%	50%	75%	100%
Production	$850,000	$1,000,000	$1,500,000	$2,500,000
Research & Development	$0	$500,000	$1,000,000	$1,375,000
Marketing	$353,625	$2,000,000	$3,000,000	$4,125,000
Working Capital	$900,000	$819,249	$1,034,874	$750,499
TOTAL	$2,103,625	$4,319,249	$6,534,874	$8,750,499

The proceeds of this offering may be used to pay management salaries in the ordinary course of business. In addition, commencing in October 2020, certain members of management began deferring salaries in the aggregate monthly amount of $17,883, which deferred salaries shall be paid with the proceeds of this offering.

We reserve the right to change the above use of proceeds if management believes it is in our best interests.

The allocation of the net proceeds of this offering set forth above represents our estimates based upon our current plans, assumptions we have made regarding the industry, general economic conditions and our future revenues (if any) and expenditures.

Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of our management, who will have broad discretion regarding the application of the proceeds from this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

In the event that we do not raise the entire amount we are seeking, then we may attempt to raise additional funds through private offerings of our securities or by borrowing funds. We do not have any committed sources of financing.

OUR BUSINESS

This discussion should be read in conjunction with the other sections of this Offering Circular, including "Risk Factors," "Use of Proceeds," “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Offering Circular.

Summary

We are an innovative consumer products company founded in the state of Delaware in September of 2014. Our mission is to develop a global brand of voice and language products that combine innovation in hardware and software into cutting edge wearable speech translation technology. We strive to improve the user experience by creating not only translation capabilities but intuitive designs, features and robust user experiences. We have a passion for technology and a passion for expanding the means of communication and connection with speech translation systems.

Our Products

In 2016, we launched our first smart earpiece, “Pilot Smart Earbuds”, that provides music streaming, voice assisted capabilities and automatic translation of 15 spoken languages. We also launched the “Pilot Speech Translator”, a mobile application which facilitates mobile translation on smart phones and serves as the interface to toggle between languages on our Pilot Smart Earbuds. Our Pilot Smart Earbuds were the first consumer product to offer language translation in an earbud format, and we sold over $8,000,000 in products to over 30,000 customers between 2016 and 2019.

In 2019, as a result of our evaluation of market trends, competition, gross margins and the potential for broader market opportunities, we discontinued our Pilot Smart Earbuds and focused our efforts on launching our second product, the “Ambassador Interpreter”, an over the ear translation product engineered to accommodate more varied user experiences, such as classrooms and lectures, group meetings and international conferences. The Ambassador Interpreter is designed to target professional interpreters, bilingual businesses, foreign students and travelers.

The Ambassador Interpreter, combined with the accompanying App, is extremely user-friendly and has innovative translation features which makes it well positioned to disrupt the global interpretation and translation market. The Pro version of the App, allows users to customize our innovative features to their professional, commercial or personal needs.

Our Ambassador Interpreter has the following characteristics:

●	Patented bluetooth architecture that allows 4 units to sync with one smartphone
●	Interprets 20 languages and 42 dialects
●	Over-the-ear feature for hygienic sharing
●	Superior translation and signal strength
●	Capable of capturing speech up to a distance of 8 feet
●	Battery life of up to 6 hours
●	Three modes: Listen, Lecture, Converse

Sales and Distribution

Despite strong economic, political and trade anxieties, the global voice and language sector has continued to grow, and the specific demand for professional interpreters and foreign language employees is continuing to experience rapid growth. We generate revenue through both direct product sales and optional subscription services to the “Pro” version of our application, which we expect to release in early 2021. A significant portion of our Pilot Smart Earbuds sales were to professional organizations, which often purchased bulk orders (2-15 units per customer), and we expect this trend to continue with our Ambassador Interpreter.

The current sales price of the Ambassador Interpreter is $199, and we expect to receive recurring revenues through subscriptions to the “Pro” version of our app.

In January 2019, we discontinued manufacturing the Pilot Smart Earbuds so we could focus our efforts on completing the development of, and marketing the Ambassador Interpreter. We, however continued sales of our remaining inventory of the Pilot Smart Earbuds, which inventory was fully depleted in November 2019. We began pre-sales of the Ambassador Interpreter in May 2019, and as of August 1, 2020, we had accepted approximately $715,000 in pre-orders. We expect to begin delivering products in September 2020.

Manufacturing and Production

We source materials for our products from all over the world, and manufacture our products in China. Source materials we purchase, include chipsets, microphones, speakers, micro-electronic sensors and other materials, fabrics, tools and molds. Our software is developed in collaboration with third party software development teams located in the United States, Europe, the Middle East and China. Certain components of our software, including, our automatic speech recognition systems, machine translation engines, speech synthesis and multi-layered algorithms are licensed from third parties, which we believe makes our products uniquely superior in both our quality of translation capability and user experience.

Government Regulation

Our operations are subject to complex and changing laws and regulations on subjects including, but not limited to: privacy, data security and data localization; consumer protection; advertising, sales, billing and e-commerce; product liability; intellectual property ownership and infringement; Internet, telecommunications, and mobile communications; digital content; availability of third-party software applications and services; labor and employment; anti-corruption; import, export and trade; anti–money laundering; and environmental, health and safety.

Intellectual Property

We hold one patent and two trademarks. Our technology incorporates various off-the-shelf software which we license from third parties.

Competitors

There are several companies that build and sell competing voice and language earphone products. Our competitors range from small start-up companies that have not fully developed their products to global companies. For example, Google markets and sells smart earpieces that translate speech through the Google Translate app on a user’s smart phone, Chinese-based, Timekettle, sells an earbud translation system similar to ours, and Orion Labs, based in San Francisco, California, sells voice activated communication devices that translate speech. We believe that we differentiate ourselves through our superior translation software (more than 20 languages and 42 dialects), superior earpiece quality and our capability to deliver a superior translation experience.

Employees

We currently employ three full-time employees, and engage several independent contractors.

Property

We lease shared office space at 19 Morris Avenue, in Brooklyn, New York.   Our monthly rent is based on the number of desks needed each month. Our current monthly rent is $2,450.

Legal Proceedings

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions relating to our intellectual property, conduct of our business activities, or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for (a) the twelve-month period ended December 31, 2019 (the “2019 Annual Period”), compared to the twelve-month period ended December 31, 2018 (the “2018 Annual Period”), and (b) the six-month period ended June 30, 2020 (the “2020 Interim Period”), compared to the six-month period ended June 30, 2019 (the “2019 Interim Period”). This discussion should be read in conjunction with our consolidated financial statements and the related notes included in this offering statement.

Overview

We were formed as a Delaware corporation on June 16, 2014. Our headquarters are located in Brooklyn, New York. We develop voice and language products, specifically at the convergence of wearable technology and speech translation.

Results of Operation

2019 Annual Period Compared to 2018 Annual Period

Revenue

For the 2019 Annual Period, our revenue was $456,114 compared to $6,589,250 for the 2018 Annual Period, a decrease of 93%. The decrease in revenue during 2019, is primarily attributable to the discontinuance of our Pilot Smart Earbuds in order to pivot to the development and release of our new product, the Ambassador Interpreter. During 2019, we received approximately $550,000 in pre-orders for the Ambassador Interpreter, and as of August 1, 2020, we had received approximately $715,000 in pre-orders for Ambassador Interpreters.

Cost of Sales

For the 2019 Annual Period, our cost of sales was $383,429, compared to $3,314,323 for the 2018 Annual Period. The decrease in cost of sales for the 2019 Annual Period, primarily resulted from the discontinuance of the Pilot Smart Earbuds.

Gross Profit

For the 2019 Annual Period, our gross profit was $72,685, compared to $3,274,927 for the 2018 Annual Period. The decrease in gross profit for the 2019 Annual Period, primarily resulted from our decrease in revenue.

Operating Expenses

Our operating expenses consist of general and administrative expenses, sale and marketing expenses, and research and development expenses. For the 2019 Annual Period, our operating expenses were $1,104,854, including, $670,050 for general and administrative expenses, $193,452 for sales and marketing expenses, and $241,352 for research and development expenses. For the 2018 Annual Period, our operating expenses were $1,470,844, including, $1,041,407 for general and administrative expenses, $174,772 for sales and marketing expenses, and $254,665 for research and development expenses. The decrease in our operating expenses for the 2019 Annual Period, is primarily a result of significantly lower general and administrative expenses, including, lower payroll, office, legal and accounting expenses.

Operating Loss

Our operating loss for the 2019 Annual Period, was $1,032,169, compared to $1,804,083 net operating profit for the 2018 Annual Period. The increase in operating loss for the 2019 Annual Period, is primarily the result of a decrease in our revenue resulting from our discontinuance of our Pilot Smart Earbuds.

Other Income/Expenses

Our other income and expenses consist of losses on the disposal of assets, interest expenses, other income and interest income. For the 2019 Annual Period, we had $22,766 in other expenses, compared to $433 in other income for the 2018 Annual Period.

Net Income/Loss

Our net loss for the 2019 Annual Period, was $1,054,935, compared to net income of $3,189,128 for the 2018 Annual Period, a difference of -$4,244,063. The decrease in net income is primarily the result of a decrease in our revenue resulting from our discontinuance of our Pilot Smart Earbuds, and the recordation of a $1,384,612 tax benefit for 2018 Annual Period, resulting from the removal of tax obligations created by prior years’ taxable income.

2020 Interim Period Compared to 2019 Interim Period

Revenue

For the 2020 Interim Period, our revenue was -$1,152 compared to $376,638 for the 2019 Interim Period. The decrease in revenue during the 2020 Interim Period, is primarily attributable to the discontinuance of our Pilot Smart Earbuds in order to pivot to the development and release of our new product, the Ambassador Interpreter. The negative revenue during the 2020 Interim Period resulted because we recorded refunds and returned product during this period, however, sold no new units because our inventory had been depleted. In addition, all pre-orders were classified as deferred revenue and did not appear on the income statement.

Cost of Sales

For the 2020 Interim Period, our cost of sales was $20,393, compared to $312,947 for the 2019 Interim Period. The decrease in cost of sales for the 2020 Interim Period, primarily resulted from the discontinuance of the Pilot Smart Earbuds.

Gross Profit/Loss

For the 2020 Interim Period, we had a gross loss of $21,545, compared to a gross profit of $63,691 for the 2019 Interim Period. The decrease in gross profit for the 2020 Interim Period, primarily resulted from our decrease in revenue.

Operating Expenses

Our operating expenses consist of general and administrative expenses, sale and marketing expenses, and research and development expenses. For the 2020 Interim Period, our operating expenses were $505,210, including, $375,762 for general and administrative expenses, $46,147 for sales and marketing expenses, and $83,301 for research and development expenses. For the 2019 Interim Period, our operating expenses were $539,439, including, $298,544 for general and administrative expenses, $148,104 for sales and marketing expenses, and $92,791 for research and development expenses. The decrease in our operating expenses for the 2020 Interim Period, is primarily a result of significantly lower sales and marketing expenses.

Operating Loss

Our operating loss for the 2020 Interim Period, was $526,755, compared to $475,748 for the 2019 Interim Period. The increase in operating loss for the 2020 Interim Period, is primarily the result of a decrease in our revenue resulting from our discontinuance of our Pilot Smart Earbuds.

Other Income/Expenses

Our other income and expenses consist of losses on the disposal of assets, interest expenses, other income and interest income. For the 2020 Interim Period, we had $7,615 in other income, compared to $2,126 in other income for the 2019 Interim Period.

Net Income/Loss

Our net loss for the 2020 Interim Period, was $519,140, compared to net loss of $473,622 for the 2019 Interim Period. The increase in net loss is primarily the result of a decrease in our revenue resulting from our discontinuance of our Pilot Smart Earbuds.

Liquidity and Capital Resources

Since our inception, we have raised over $2,300,000 through various securities offerings, which we have used for operations. As of June 30, 2020, we had $509,298 in cash, compared to $436,446 as of December 31, 2019, and $587,825 as of December 31, 2018. As of October 1, 2020, and excluding the proceeds of this offering, we have sufficient capital to fund our operations through the end of March 2021.

We will incur significant additional costs in developing products, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from our recent Regulation Crowdfunding campaign, funds received through this offering, the proceeds of various loans, and additional debt and/or equity financing we may obtain in the future, as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results.

Debt

On April 21, 2020, we obtained an economic disaster relief loan from the US Small Business Administration in the principal amount of $51,500 which is secured by all of our assets. In connection therewith, we entered into a Loan and Authorization Agreement, a Promissory Note and a Security Agreement. The loan has a term of thirty (30) years and bears interest at a fixed rate of 3.75% per annum. We are required to make monthly loan payments of $251 commencing in April 2021. We are using the proceeds of the loan for working capital.

On April 7, 2020, we entered into a loan with Chase Bank in the principal amount of $66,207, pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is evidenced by a promissory note which bears interest at a fixed rate of 0.98% per annum, and the first six months of interest is deferred. The loan has an initial term of two years and is unsecured. We have used the proceeds of the loan for payroll and other expenses permitted by the CARES Act and expect that the loan shall be fully forgiven.

Plan of Operations

Throughout 2020, we intend to continue to focus on marketing and selling our Ambassador Interpreter, including the “Pro” subscription service. The table below outlines our significant goals for the next 12 months:

Estimated Completion Date	Milestone	Estimated Cost
Q4 – 2020	Framework architecture	$105,000
Q1 – 2021	Preliminary testing and deployment	$105,000
Q2 – 2021	Launch version 2 of Pro	$105,000

The extent to which we will be able to complete the milestones outlined above is dependent upon the funds raised in this offering. If we do not raise a sufficient amount of funds in this offering, we may not incur all the costs or complete all the milestones outlined above.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers, directors and significant employees.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees

G. Andrew Ochoa	President, Chief Executive Officer, President, Secretary, Treasurer and Director	38	June 2014- Present	Full Time
Sergio Del Rio Diaz Georgiy Konovalov	Vice-President of Product Senior Software Engineer - Mobile	34 29	May 2018– Present February 2016 – Present	Full Time Full-time
Alisher Agzamov	Senior Software Engineer – Dev Ops	34	September 2017 -Present	Full-time

There are no arrangements or understandings between our executive officers and director and any other persons pursuant to which the executive officer or director was selected to act as such.

G. Andrew Ochoa, has served as our sole executive officer and as a director since our inception in July 2014, directing our business, operations and product strategy. Between July 2014 and May 2018, he served as our Vice President of Products, overseeing the product development strategy of our Pilot Smart Earbuds, including the sales/marketing initiatives that generated over $8 million in revenues. Between November 2014 and May 2016, Mr. Ochoa served as a product and support manager at Float Schedule, where he worked with management to outline product features, sales/marketing strategies, and business development initiatives.

Sergio Del Rio Diaz, has served as our Vice-President of Product since May 2018, and oversees all aspects of product development, including manufacturing, supply chain distribution, and software development integration. Between July 2014 and May 2018, Mr. Diaz served as our lead product engineer, where he was responsible for the industrial and mechanical design and product engineering of our Pilot Smart Earbuds. Between May 2009 and July 2014, Mr. Diaz was a product designer for a subsidiary of GE where he was responsible for designing and prototyping washing machines, ovens, refrigerators and dishwashers.

Georgiy Konovalov, has served as our Senior Software Engineer - Mobile since February 2016, leading our mobile application development across both android and iOS systems. He oversees software engineering research and development related to our hardware integration and communication protocols. Prior to joining us, between January 2014 and February 2016, Mr. Konovalov served as a senior software engineer at Technological ASBT, where he was responsible for implementing various national interest projects for the Republic of Uzbekistan, including the design of the Citizens Search System for the Ministry of Internal Affairs of Uzbekistan, the development of the Electronic Health Records system for the Uzbekistan Ministry of Healthcare and the design of a mobile Android app for Ipoteka Bank. Between October 2011 and January 2014, Mr. Konovalov served as a software engineer at Finnet Limited LTD, where he assisted in the development of the SAAS project, KPI.com.

Alisher Agzamov, has served as our Senior Software Engineer - Development Operations, since September 2017, and oversees the development of our backend systems, server infrastructure and automation processes. Between December 2013 and September 2017, he served as a senior software engineer at Advertising Network, where he was responsible for developing a high-load advertising platform. Between January 2015 and December 2016, Mr. Agzamov was the full-stack developer at Tabrier.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors, during the fiscal year ended December 31, 2019:

Name	Capacities in which compensation received	Cash Compensation	Other Compensation		Total Compensation
G. Andrew Ochoa	President, Chief Executive Officer, President, Secretary, Treasurer and Director	$85,000	$5,150	(1)	$90,150

(1) Represents health benefits.

The directors do not receive any compensation for their service as directors.

We are party to an Employment Agreement dated June 1, 2016, with Mr. Ochoa, which is filed as an exhibit to the offering statement of which this offering circular forms a part. The Employment Agreement provides for an annual base salary of $85,000, which is subject to adjustment, from time to time, by our Board of Directors. We may terminate the agreement at any time, for any reason, on 10 days prior written notice, and Mr. Ochoa may terminate the agreement at any time, for any reason, on 30 days written notice. If Mr. Ochoa terminates his employment as a result of a material diminution of his duties, position or responsibilities, or because his total annual compensation is less than $85,000, and we fail to cure the same within 30 days following receipt of written notice, Mr. Ochoa shall be entitled to severance equal to six months base salary; unless we terminate all of our employees and consultants with management authority during such 30 day cure period, in which case no severance payment shall be due. If we terminate Mr. Ochoa without cause, Mr. Ochoa shall be entitled to severance equal to six months base salary.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding securities as of August 1, 2020, by (i) each person who we know owned, beneficially, more than 10% of our voting securities, and (ii) all of the current executive officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Series A Common Stock	Andrew Ochoa 19 Morris Avenue Brooklyn, New York 11205	2,528,750	0	97.53%

Series A Common Stock	All directors and officers as a group (1 person)	2,528,750	0	97.53%

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In April 2018, in connection with the resignation of Jainam Shah as a director, we repurchased from Mr. Shah, 425,000 Series A Shares, for $0.001 per share, and 125,000 Series A Shares for $1.00 per share. In April 2018, in connection with the resignation of William Goethals as a director, we repurchased from Mr. Goethals, 220,444 Series A Shares, for $0.001 per share, and 100,000 Series A Shares for $1.00 per share.

SECURITIES BEING OFFERED

In this offering, we are offering to investors Series C Common Stock.

Our authorized capital stock consists of (a) 10,000,000 shares of common stock, having a par value of $0.0001 per share, of which 3,911,569 shares are designated as “Series A Common Stock” (the “Series A Shares”), 1,803,818 shares are designated as “Series B Common Stock” (the “Series B Shares”), and 4,284,613 shares are designated as “Series C Common Stock” (the “Series C Shares,” and sometimes together with the Series A Shares and the Series B Shares, the “Common Stock”).

As of August 1, 2020, we had 2,530,319 Series A Shares outstanding, 624,791 Series B Shares outstanding, and 879,677 Series C Shares outstanding. We also had outstanding options to purchase 481,098 Series B Shares, of which 480,098 have an exercise price of $0.11 per share, and 1,000 have an exercise price of $2.50 per share.

The rights of holders of our Common Stock are governed by our Certificate of Incorporation. Our Certificate of Incorporation may be amended by our Board and by the vote of the holders of a majority of the outstanding Series A Shares, to increase the number of authorized shares of Common Stock, or the authorized number of shares of any class of Common Stock and there is no limit on the number of shares of Common Stock, or any class of Common Stock, that may be authorized and issued. The Board of chief executive officers, with the approval of the holders of our voting shares, may also amend the Certificate of Incorporation to create one or more series of preferred stock that have rights, preferences and privileges senior to the rights, preferences and privileges of the Common Stock.

The holders of Common Stock, regardless of class, will be entitled to receive pro rata dividends, if any, declared by our Board out of legally available funds, based on the number of shares of Common Stock that they hold, bears to the total number of outstanding shares of Common Stock, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future. Upon liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to share ratably in all assets that are legally available for distribution, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

The holders of Series A Shares are entitled to ten (10) votes per share, the holders of Series B Shares are entitled to one (1) vote per share, and the holders of Series C Shares have no voting rights, except as provided under Delaware law, which include the right to vote on an amendment to our Certificate of Incorporation if the amendment would increase or decrease the par value of the Series C Shares, or alter or change the powers, preferences, or special rights of the Series C Shares, so as to affect them adversely.

In addition, the holders of Series C Shares, to the fullest extent permitted by applicable law, have no right to inspect or make copies of our stock ledger, receive a list of stockholders, or our other books and records.

The holders of our Common Stock have no preemptive, subscription, redemption or conversion rights.

Exclusive Venue

Our subscription agreement includes a forum selection provision that requires any claim against us based on the subscription agreement not arising under the federal securities laws, to be brought in a court of competent jurisdiction in the State of New York. This forum selection provisions may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. We have adopted this provision to limit the time and expense incurred by our management to challenge any such claims. As a company with a small management team, this provision allows our officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on our operations.

Waverly Labs Inc.

A Delaware Corporation

Financial Statements and Independent Auditor’s Report

December 31, 2019 and 2018

Waverly Labs Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Waverly Labs Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Waverly Labs Inc. (“the Company”) as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has an accumulated deficit, and negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2020. Spokane, Washington August 20, 2020

WAVERLY LABS INC.

BALANCE SHEETS

As of December 31, 2019 and 2018

	2019	2018
ASSETS
Current Assets:
Cash and cash equivalents	$436,446	$587,825
Prepaid expenses	69,243	116,993
Inventory	1,346	25,414
Inventory deposit	11,182	44,070
Funds held in escrow	54,530	-
Security deposit	2,800	676
Total Current Assets	575,547	774,978

Non-Current Assets:
Property and equipment, net	273,343	105,525
Total Non-Current Assets	273,343	105,525

TOTAL ASSETS	$848,890	$880,503

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.

BALANCE SHEETS

As of December 31, 2019 and 2018

	2019	2018
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Current Liabilities:
Accounts payable	$42,815	$17,865
Accrued expenses	17,516	59,073
Deferred revenue, net	555,756	-
Total Current Liabilities	616,087	76,938

Total Liabilities	616,087	76,938

Commitments & Contingencies	-	-

Stockholders' Equity:
Series A Common Stock, $0.0001 par, 3,911,569 shares authorized, 2,530,319 and 2,530,319 shares issued and outstanding, 2,214,225 and 1,582,038 shares vested as of December 31, 2019 and 2018, all respectively.	253	253
Series B Common Stock, $0.0001 par, 1,803,818 shares authorized, 624,791 and 624,791 shares issued and outstanding, 624,791 and 624,791 shares vested as of December 31, 2019 and 2018, all respectively.	62	62
Series C Common Stock, $0.0001 par, 4,284,613 shares authorized, 699,557 and 517,926 shares issued and outstanding, 699,557 and 517,926 shares vested as of December 31, 2019 and 2018, all respectively.	71	53
Treasury Stock, $0.0001 par, 889,087 and 882,263 shares held as of December 31, 2019 and 2018, respectively.	(269,727)	(265,382)
Additional paid-in capital	2,178,318	1,689,818
Accumulated deficit	(1,676,174)	(621,239)
Total Stockholders' Equity	232,803	803,565

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$848,890	$880,503

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2019 and 2018

	2019	2018
Net revenues	$456,114	$6,589,250
Costs of goods sold	(383,429)	(3,314,323)
Gross profit	72,685	3,274,927

Operating Expenses:
General & administrative	670,050	1,041,407
Research & development	241,352	254,665
Sales & marketing	193,452	174,772
Total Operating Expenses	1,104,854	1,470,844

Income/(loss) from operations	(1,032,169)	1,804,083

Other Income/(Expense):
Loss on disposal of assets	(24,904)	-
Interest expense	(93)	(133)
Other income	1,997	-
Interest income	234	566
Total Other Income/(Expense)	(22,766)	433

Income/(loss) before benefit/(provision) for income taxes	(1,054,935)	1,804,516

Benefit/(provision) for income taxes	-	1,384,612

Net income/(loss)	$(1,054,935)	$3,189,128

Basic net income/(loss) per share	$(0.29)	$0.79

Diluted net income/(loss) per share	$(0.29)	$0.76

Weighted average shares outstanding - basic	3,688,858	4,013,125

Weighted average shares outstanding - diluted	3,688,858	4,207,259

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2019 and 2018

	Common Stock										Total
	Series A Common Stock		Series B Common Stock		Series C Common Stock		Treasury Stock		Additional Paid-In	Accumulated	Stockholders' Equity/
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance at December 31, 2017	3,911,569	$391	121,574	$12	485,131	$49	-	$-	$1,596,287	$(3,810,367)	$(2,213,628)
Stock repurchases	(870,333)	(87)	(7,700)	(1)	(4,230)	-	882,263	(265,382)	-	-	(265,470)
Conversion from Class A to Class B common stock	(510,917)	(51)	510,917	51	-	-	-	-	-	-	-
Stock-based compensation	-	-	-	-	-	-	-	-	7,391	-	7,391
Issuance of Series C common stock	-	-	-	-	37,025	4	-	-	92,559	-	92,563
Offering costs	-	-	-	-	-	-	-	-	(6,419)	-	(6,419)
Net income	-	-	-	-	-	-	-	-	-	3,189,128	3,189,128
Balance at December 31, 2018	2,530,319	253	624,791	62	517,926	53	882,263	(265,382)	1,689,818	(621,239)	803,565
Stock repurchases	-	-	-	-	(6,824)	-	6,824	(4,345)	-	-	(4,345)
Stock-based compensation	-	-	-	-	-	-	-	-	7,081	-	7,081
Issuance of Series C common stock	-	-	-	-	188,455	18	-	-	531,695	-	531,713
Offering costs	-	-	-	-	-	-	-	-	(50,276)	-	(50,276)
Net loss	-	-	-	-	-	-	-	-	-	(1,054,935)	(1,054,935)
Balance at December 31, 2019	2,530,319	$253	624,791	$62	699,557	$71	889,087	$(269,727)	$2,178,318	$(1,676,174)	$232,803

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2019 and 2018

	2019	2018
Cash Flows From Operating Activities
Net Income/(Loss)	$(1,054,935)	$3,189,128
Adjustments to reconcile net income/(loss) to net cash (used in)/provided by operating activities:
Depreciation	58,826	198,594
Loss on disposal of assets	24,904	-
Stock compensation expense	7,081	7,391
Change in income tax deferrals	-	(1,384,843)
Changes in operating assets and liabilities:
(Increase)/Decrease in prepaid expenses	47,750	(81,561)
(Increase)/Decrease in inventory	24,068	(25,414)
(Increase)/Decrease in inventory deposit	32,887	479,347
(Increase)/Decrease in security deposit	(2,124)	7,600
Increase/(Decrease) in accounts payable	24,950	(5,769)
Increase/(Decrease) in accrued expenses	(41,557)	27,116
Increase/(Decrease) in deferred revenues	555,756	(4,736,141)
Increase/(Decrease) in accrued interest payable	-	(42)
Net Cash Used In Operating Activities	(322,394)	(2,324,594)

Cash Flows From Investing Activities
Purchase of property and equipment	(251,547)	(23,899)
Net Cash Used In Investing Activities	(251,547)	(23,899)

Cash Flows From Financing Activities
Proceeds from issuance of Class C common stock	477,183	454,398
Offering costs	(50,276)	(6,419)
Payments to repurchase stock	(4,345)	(265,470)
Net Cash Provided By Financing Activities	422,562	182,509

Net Change In Cash	(151,379)	(2,165,984)

Cash at Beginning of Period	587,825	2,753,809
Cash at End of Period	$436,446	$587,825

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years ended

NOTE 1: NATURE OF OPERATIONS

Waverly Labs Inc. (the “Company”), is a corporation organized June 16, 2014 under the laws of Delaware. The Company developed and sells an earpiece language translator.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).The Company adopted the calendar year as its basis of reporting.

Advertising Costs

Advertising costs are expensed when incurred. Total advertising costs incurred for the years ended December 31, 2019 and 2018 totaled $42,724 and $36,405, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2019 and 2018, the Company’s cash and cash equivalents exceeded FDIC insured limits by $160,050 and $124,179, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.  As of December 31, 2019 and 2018, the Company did not carry any receivables.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders’ equity on the balance sheet.

See accompanying Independent Auditor’s Report

WAVERLY LABS INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years ended

Inventory & Shipping and Handlings Costs

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balances as of December 31, 2019 and 2018 consist of finished goods held for sale. The Company has outsourced manufacturing to an offshore third party. Deposits are made with the manufacturer when additional product is ordered for production. Such costs are recorded as current assets on the balance sheet and totaled $11,182 and $44,070 as of December 31, 2019 and 2018, respectively. Shipping and handling costs are expensed when incurred.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2019 and 2018 have estimated useful lives ranging from 3 – 5 years. The Company also depreciates equipment based on actual production of units over the estimated production life of the asset. Firmware capitalization is based on ASC 985 and is depreciated on the shorter of straight line or ratio of revenue recognized to total estimate of revenue. The Company’s property and equipment consisted of the following as of December 31, 2019 and 2018:

	2019	2018
Property and equipment, at cost	$380,625	$340,105
Accumulated depreciation	(107,282)	(234,580)
Property and equipment, net	$273,343	$105,525

Depreciation expense	$58,826	$198,594

The Company wrote off $221,078 of fully depreciated firmware assets no longer in use during the year ended December 31, 2019. Loss on disposal of assets totaled $24,904 for the year ended December 31, 2019.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

See accompanying Independent Auditor’s Report

WAVERLY LABS INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years ended

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has   fulfilled their sole performance obligation. The Company has conducted pre-sale crowdfunding campaigns on its products in 2019, which resulted in $555,756 and $0 of customer deposits on future production of its product as of December 31, 2019 and 2018, respectively. Revenues are recognized on these arrangements after the pre-sold units are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $241,352 and $254,665 for the years ended December 31, 2019 and 2018, respectively.

Stock-Based Compensation

During the year ended December 31, 2019, the Company early adopted ASU – 2018-07, which simplifies stock-based compensation issued to non-employees. The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

See accompanying Independent Auditor’s Report

WAVERLY LABS INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years ended

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, aside from that discussed below. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

For the year ended December 31, 2016, the Company had taxable income of approximately $3,103,000, which was reduced by its 2015 net operating loss carryforward of $12,000 to determine taxable income of $3,091,000 for federal tax purposes. The resulting tax obligation from this taxable income based upon its enacted federal and state tax rates was $1,185,260, reduced by a $17,094 increasing research tax credit, resulting in a net tax obligation of $1,168,166. The Company accrued this expense to its liabilities on the December 31, 2016 balance sheet and provision for income tax expense in the statement of operations for the year ended December 31, 2016. For the year ended December 31, 2017, the Company had taxable income of approximately $565,884, for federal tax purposes. The resulting tax obligation from this taxable income based upon its enacted federal and state tax rates was $216,677. The Company accrued this expense to its liabilities on the December 31, 2017 balance sheet and provision for income tax expense in the statement of operations for the year ended December 31, 2017, resulting in a tax obligation of $1,384,612 as of December 31, 2017. These expenses and liabilities do not include penalties and interest for late payment of these obligations, which the Company had yet to determine and pay.

The 2017 and 2016 tax obligations were due to a difference in the timing of revenue recognition under GAAP compared to tax basis on its pre-sales of $1,936,502 and $3,677,057 for the years ended December 31, 2017 and 2016, respectively. These revenues are recognized as received for tax purposes, but are not recognized to revenues until fulfilment of revenue recognition criteria under GAAP. Therefore, the Company had deferred tax assets of approximately $1,248,746 and $1,407,945 from this GAAP-to-tax timing difference as of December 31, 2017 and 2016, respectively. This accrual was made out of an analysis of an uncertain tax position, where the Company has filed its returns treating these pre-sales as advance payments and therefore deferring recognition of the income until later years, where the Company determined it is more-likely-than-not that that this uncertain tax position would not be sustained, and the pre-sales would be treated as 2017 and 2016 taxable income for federal and state income tax purposes. The Company recognized this income in the 2018 tax returns for tax purposes, and as all remaining deferred revenue were recognized in the year ended December 31, 2018, the prior year book-to-tax and tax treatment differences were then alleviated. The Company estimates its taxable losses for the years ended December 31, 2019 and 2018 to be $388,000 and $3,630,000 respectively. Resultantly, the Company has cumulative tax loss positions of $337,000 and $0   as of December 31, 2019 and 2018, respectively. Therefore, the Company has deferred tax assets of $161,539 and $0 as of December 31, 2019 and 2018, respectively from this net operating loss carryforward and other book-to-tax differences, calculated using the Company’s combined effective federal and state income tax rate of 26.1%. The federal net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. The Company also has a $45,000 income tax credit as of December 31, 2019 and 2018. Due to the uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize this deferred tax asset for future tax benefit, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2019 and 2018.

See accompanying Independent Auditor’s Report

WAVERLY LABS INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years ended

The Company has recorded a $1,384,612 tax benefit for the year ended December 31, 2018, resulting from the removal of tax obligations created by prior years’ taxable income that is now offset to a net operating loss position. Due to the full valuation allowance, no provision for tax was recorded for the year ended December 31, 2019. The Company owes no federal or state tax as of December 31, 2019 and 2018. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Basic Income/(Loss) per Common Share

Basic income (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. There was 194,134 dilutive shares, which are comprised of stock options.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is in a cumulative net loss position of $1,676,174 as of December 31, 2019, had negative cash flows from operations of $322,394 and a net loss of $1,054,935 for the year ended December 31, 2019, holds less than a year worth of cash reserves as of December 31, 2019, and has a working capital deficit of $40,540 as of December 31, 2019.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

See accompanying Independent Auditor’s Report

WAVERLY LABS INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years ended

NOTE 4: STOCKHOLDERS’ EQUITY

Common Stock

During 2017, the Company amended its Articles of Incorporation, authorizing 10,000,000 shares of common stock, of which 3,911,569 shares were designated as Series A Common Stock at $0.0001 par value, 1,803,818 shares were designated as Series B Common Stock at $0.0001 par value, and 4,284,613 shares were designated as Series C Common Stock at $0.0001 par value.

The rights, preferences, powers, privileges, and the restrictions, qualifications, and limitations of the Series B Common Stock and Series C Common Stock are identical to those of the Class A Common Stock other than in respect to voting and information rights, where Class A Common Stock holders are entitled to ten votes for each share of Series A Common Stock, the holders of Series B Common Stock are entitled to one vote for each share of Series B Common Stock, the holders of Series C Common Stock have no voting rights. As of December 31, 2019 and 2018, 2,530,319 and 2,530,319 shares of Series A Common Stock were issued and outstanding, respectively.

During 2019, the Company bought back 6,842 shares of Series C Common Stock for $4,345. During 2018, the Company bought back 870,333 shares of Series A Common Stock for $235,645, 7,700 shares of Class B Common Stock for $19,250, and 4,230 shares of Class C Common Stock for $10,575. This totals to 882,263 shares of common stock for a total payments of $265,470. As part of the buy backs, 510,917 shares of Series A Common Stock were converted to Series B Common Stock.

During the years ended December 31, 2019 and 2018, the Company raised gross proceeds of $531,713 and $92,563, respectively, in an offering of its Series C Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 188,455 and 37,025 shares of Class C common stock, respectively, at prices between $2.37-$3.80 per share. As of December 31, 2019 and 2018, 699,557 and 517,926 shares of Series C Common Stock were issued and outstanding, respectively. As of December 31, 2019 and 2018, $54,530 and $0, respectively, were recorded as funds held in escrow (asset) on the balance sheet and were received by the Company prior to the issuance of the financial statements. As of December 31, 2019 and 2018, 624,791 and 624,791 shares of Series B Common Stock were issued and outstanding, respectively.

Certain share issuances were subject to vesting provisions, and generally vest over a period of four years, subject to a six-month or one-year cliff. As of December 31, 2019 and 2018, 2,214,225 and 1,582,038 shares of Series A Common Stock had vested and 624,791 and 624,791 shares of Series B Common Stock had vested, all respectively.

NOTE 5: SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2017 Stock Option and Grant Plan (the “Plan”), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 793,918 shares as of December 31, 2019 and 2018. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan’s inception. Shares available for grant under the Plan amounted to 262,646 as of December 31, 2019 and 2018.

See accompanying Independent Auditor’s Report

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the years ended

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
Risk Free Interest Rate	N/A	2.65%
Dividend Yield	N/A	0.00%
Estimated Volatility	N/A	62.00%
Expected Life (years)	N/A	5.00
Fair Value per Stock Option	N/A	$0.31

For options issued to date, a vesting schedule of 0-4 years has been used. A summary of information related to stock options for the years ended December 31, 2019 and 2018 are as follows:

See accompanying Independent Auditor’s Report

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the years ended

	December 31, 2019		December 31, 2018
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	481,098	$0.115	491,886	$0.110
Granted	-	$-	1,000	$2.500
Exercised	-	$-	-	$-
Forfeited	-	$-	(11,788)	$0.110
Outstanding - end of year	481,098	$0.115	481,098	$0.115

Exercisable at end of year	432,236	$0.116	312,211	$0.118

Weighted average grant date fair value of options granted during year	N/A		$0.310

Weighted average duration to expiration of outstanding options at year-end	7.3		8.3

Stock-based compensation expense of $7,081 and $7,391 were recognized under FASB ASC 718 for the years ended December 31, 2019 and 2018, respectively. Total unrecognized compensation cost related to stock option awards amounted to $2,883 as of December 31, 2019, which will be recognized over a weighted average period of 5 months.

NOTE 6: LEASE OBLIGATION

The Company entered into a lease agreement for office space in New York. The lease term commenced September 1, 2016 and was scheduled to expire after 12 months on August 31, 2017. Monthly lease obligations under the lease totaled $3,900 per month. On April 1, 2017, the Company amended its previous lease dated September 1, 2016, for a new 12-month period with monthly rent payments of $5,200. Subsequently, on July 1, 2017, the Company amended the previous lease dated April 1, 2017 for a new 12-month period with monthly rent payments of $7,800. Lastly, on November 1, 2018, the Company entered into a new 12-month period with monthly rent payments of $1,400, on November 1, 2019 the lease automatically renewed and the rent payments is dependent on the number of desks needed. Rent expense for the years ended December 31, 2019 and 2018 totaled $79,585 and $152,426, respectively.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

See accompanying Independent Auditor’s Report

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the years ended

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842).  This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet.  The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures. The Company is electing to utilize the extension of time for accommodation for all new accounting standards, as such, they elect to delay complying with new financial accounting standards until the date that a Company that is not an issuer is required to comply.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Subsequent Event

On April 7, 2020 the Company secured a loan through the Small Business Administration for the Payroll Protection Program, a 24-month term loan agreement in the amount of $66,207, bearing interest at .98%, no payments are due on the loan for 6 months from the date of first disbursement of the loan and shall be repaid in 18 substantially equal monthly payments of principal and interest, commencing on the first business day after the end of the deferment period. The amount of loan forgiveness shall be calculated in accordance with the requirements of the Program, including the provisions of Section 1106 of the CARES Act.

On April 21, 2020, the Company entered into a 30-year loan agreement with U.S. Small Business Administration in the amount of $51,500 bearing interest at 3.75%, with required monthly principal and interest payments of $251 beginning 12 months from the date of the loan agreement, the balance of principal and interest will be payable 30 years from the date of the loan agreement.

The continued spread of the COVID-19 pandemic is affecting the United States and global economies and may affect the Company’s operations and those of third parties on which the Company relies. Additionally, while the potential economic impact brought by, and the duration of, the COVID-19 pandemic is difficult to assess or predict, the impact of the COVID-19 pandemic on the global financial markets may reduce the Company’s ability to access capital, which could negatively impact the Company’s short-term and long-term liquidity. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. The Company does not yet know the full extent of potential impacts on its business and financing. However, these effects could have a material impact on the Company’s liquidity, capital resources, operations, and business and those of the third parties on which we rely.

On March 10, 2020, the Company issued 19,533 shares of restricted stock under the Company’s 2017 Stock Option and Grant Plan. 2,959 shares shall vest on the grant date and remaining shares will vest in 24 equal monthly installments over 24 months.

See accompanying Independent Auditor’s Report

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the years ended

In 2020, the Company engaged in a Crowdfunding campaign in which 180,120 shares of Series C Common Stock were issued in exchange for proceeds of $578,763.

Management’s Evaluation

Management has evaluated subsequent events through August 20, 2020, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements  .

See accompanying Independent Auditor’s Report

Waverly Labs Inc.

A Delaware Corporation

Financial Statements

June 30, 2020 and 2019

Waverly Labs Inc.

TABLE OF CONTENTS

Page

Financial Statements as of June 30, 2020 (unaudited) and December 31, 2019 (audited) and for the six-month periods ended June 30, 2020 and June 30, 2019 (unaudited):

WAVERLY LABS INC.

BALANCE SHEETS

As of June 30, 2020 (unaudited) and December 31, 2019 (audited)

	6/30/2020	12/31/2019
ASSETS
Current Assets:
Cash and cash equivalents	$509,298	$436,446
Prepaid expenses	110,631	69,243
Inventory	7,492	1,346
Inventory deposit	70,828	11,182
Funds held in escrow	3,379	54,530
Security deposit	2,800	2,800
Total Current Assets	704,428	575,547

Non-Current Assets:
Property and equipment, net	369,245	273,343
Total Non-Current Assets	369,245	273,343

TOTAL ASSETS	$1,073,673	$848,890

No assurance provided
See and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.

BALANCE SHEETS

As of June 30, 2020 (unaudited) and December 31, 2019 (audited)

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Current Liabilities:
Accounts payable	$12,076	$42,815
Accrued expenses	13,552	17,516
SBA loan - current	47,280	-
Deferred revenue, net	712,035	555,756
Total Current Liabilities	784,943	616,087
Long-Term Liabilities:
Accrued interest payable	410	-
SBA loan - long term, net of loan fees	70,327	-
Total Long-Term Liabilities	70,737	-

Total Liabilities	855,680	616,087

Commitments & Contingencies	-	-

Stockholders' Equity:
Series A Common Stock, $0.0001 par, 3,911,569 shares authorized, 2,530,319 and 2,530,319 shares issued and outstanding, 2,530,319 and 2,214,225 shares vested as of June 30, 2020 and December 31, 2019, all respectively.	253	253
Series B Common Stock, $0.0001 par, 1,803,818 shares authorized, 624,791 and 624,791 shares issued and outstanding,624,791 and 624,791 shares vested as of June 30, 2020 and December 31, 2019, all respectively.	62	62
Series C Common Stock, $0.0001 par, 4,284,613 shares authorized, 880,219 and 699,557 shares issued and outstanding, 880,219 and 699,557 shares vested as of June 30, 2020 and December 31, 2019, all respectively.	89	71
Treasury Stock, $0.0001 par, 889,441 and 889,087 shares held as of June 30, 2020 and December 31, 2019, respectively.	(271,072)	(269,727)
Additional paid-in capital	2,683,975	2,178,318
Accumulated deficit	(2,195,314)	(1,676,174)
Total Stockholders' Equity	217,993	232,803

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,073,673	$848,890

No assurance provided
See and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.
STATEMENTS OF OPERATIONS
For the six-month periods ended June 30, 2020 (unaudited) and 2019 (unaudited)

	6/30/2020	6/30/2019
Net revenues	$(1,152)	$376,638
Costs of goods sold	(20,393)	(312,947)
Gross profit/(loss)	(21,545)	63,691

Operating Expenses:
General & administrative	375,762	298,544
Research & development	83,301	92,791
Sales & marketing	46,147	148,104
Total Operating Expenses	505,210	539,439

Loss from operations	(526,755)	(475,748)

Other Income/(Expense):
Interest expense	(497)	(27)
Other income	8,000	1,997
Interest income	112	156
Total Other Income/(Expense)	7,615	2,126

Loss before provision for income taxes	(519,140)	(473,622)

Provision for income taxes	-	-

Net loss	$(519,140)	$(473,622)

Basic net loss per share	$(0.13)	$(0.29)

Diluted net loss per share	$(0.13)	$(0.29)

Weighted average shares outstanding - basic	3,984,247	3,672,226

Weighted average shares outstanding - diluted	3,984,247	3,672,226

No assurance provided
See and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the six-month periods ended June 30, 2020 (unaudited) and 2019 (audited)

	Common Stock										Total
									Additional		Stockholders'
	Series A Common Stock		Series B Common Stock		Series C Common Stock		Treasury Stock		Paid-In	Accumulated	Equity/
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance at January 1, 2019	2,530,319	$253	624,791	$62	517,926	$53	882,263	$(265,382)	$1,689,818	$(621,239)	$803,565
Stock repurchases	—	—	—	—	(1,620)	—	1,620	(4,050)	—	—	(4,050)
Net loss	—	—	—	—	—	—	—	—	—	(473,622)	(473,622)
Balance at June 30, 2019	2,530,319	253	624,791	62	516,306	53	883,883	(269,432)	1,689,818	(1,094,861)	325,893

Stock repurchases	—	—	—	—	(5,204)	—	5,204	(295)	—	—	(295)
Stock-based compensation	—	—	—	—	—	—	—	—	7,081	—	7,081
Issuance of Series C common stock	—	—	—	—	188,455	18	—	—	531,695	—	531,713
Offering costs	—	—	—	—	—	—	—	—	(50,276)	—	(50,276)
Net loss	—	—	—	—	—	—	—	—	—	(581,313)	(581,313)
Balance at December 31, 2019	2,530,319	$253	624,791	$62	699,557	$71	889,087	$(269,727)	$2,178,318	$(1,676,174)	$232,803

Stock repurchases	—	—	—	—	(354)	—	354	(1,345)	—	—	(1,345)
Issuance of Series C Common stock for services	—	—	—	—	5,119	—	—	—	19,452	—	19,452
Stock-based compensation	—	—	—	—	—	—	—	—	2,883	—	2,883
Issuance of Series C common stock	—	—	—	—	175,897	18	—	—	541,075	—	541,093
Offering costs	—	—	—	—	—	—	—	—	(57,753)	—	(57,753)
Net loss	—	—	—	—	—	—	—	—	—	(519,140)	(519,140)
Balance at June 30, 2020	2,530,319	$253	624,791	$62	880,219	$89	889,441	$(271,072)	$2,683,975	$(2,195,314)	$217,993

No assurance provided
See and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.
STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2020 (unaudited) and 2019 (unaudited)

	6/30/2020	6/30/2019
Cash Flows From Operating Activities
Net Loss	$(519,140)	$(473,622)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,359	29,065
Stock compensation expense	2,883	—
Common stock issued for services	19,452	—
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivables	$—	$(375,134)
(Increase)/Decrease in prepaid expenses	(41,388)	55,259
(Increase)/Decrease in inventory	(6,146)	16,527
(Increase)/Decrease in inventory deposit	(59,645)	44,070
(Increase)/Decrease in security deposit	—	(2,124)
Increase/(Decrease) in accounts payable	(30,739)	7,890
Increase/(Decrease) in accrued expenses	(3,964)	(49,908)
Increase/(Decrease) in deferred revenues	156,280	408,462
Increase/(Decrease) in accrued interest payable	410	—
Net Cash Used In Operating Activities	(479,638)	(339,515)

Cash Flows From Investing Activities
Purchase of property and equipment	(98,262)	(152,170)
Net Cash Used In Investing Activities	(98,262)	(152,170)

Cash Flows From Financing Activities
Proceeds from issuance of Class C common stock	592,244	—
Offering costs	(57,753)	—
Payments to repurchase stock	(1,345)	(4,051)
Proceeds from loans payable	117,607	—
Net Cash Provided By/(Used In) Financing Activities	650,753	(4,051)

Net Change In Cash	72,853	(495,736)

Cash at Beginning of Period	436,445	587,825
Cash at End of Period	$509,298	$92,089

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$—	$—
Cash paid for income taxes	$—	$—

No assurance provided
See and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2020 (unaudited) and December 31, 2019 (audited) and for the six-month periods ended June 30, 2020 and June 30, 2019 (unaudited)

NOTE 1: NATURE OF OPERATIONS

Waverly Labs Inc. (the “Company”), is a corporation organized June 16, 2014 under the laws of Delaware. The Company developed and sells an earpiece language translator.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Advertising Costs

Advertising costs are expensed when incurred. Total advertising costs incurred for the periods ended June 30, 2020 and 2019 totaled $12,009 and $21,625, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2020 and December 31, 2019 the Company’s cash and cash equivalents exceeded FDIC insured limits by $232,346 and $160,050, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.  As of June 30, 2020 and December 31, 2019, the Company did not carry any receivables.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders’ equity on the balance sheet.

No assurance provided

WAVERLY LABS INC.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2020 (unaudited) and December 31, 2019 (audited) and for the six-month periods ended June 30, 2020 and June 30, 2019 (unaudited)

Inventory & Shipping and Handlings Costs

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balances as of June 30, 2020 and December 31, 2019 consist of finished goods held for sale. The Company has outsourced manufacturing to an offshore third party. Deposits are made with the manufacturer when additional product is ordered for production. Such costs are recorded as current assets on the balance sheet and totaled $70,828 and $11,182 as of June 30, 2020 and December 31, 2019, respectively. Shipping and handling costs are expensed when incurred.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances as of June 30, 2020 and December 31, 2019 have estimated useful lives ranging from 3 – 5 years. The Company also depreciates equipment based on actual production of units over the estimated production life of the asset. Firmware capitalization is based on ASC 985 and is depreciated on the shorter of straight line or ratio of revenue recognized to total estimate of revenue. The Company’s property and equipment consisted of the following as of June 30, 2020 and December 31, 2019:

	2020	2019
Property and equipment, at cost	$409,920	$311,609
Accumulated depreciation	(40,675)	(38,266)
Property and equipment, net	$369,245	$273,343

Depreciation expense	$2,359	$29,065

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

No assurance provided

WAVERLY LABS INC.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2020 (unaudited) and December 31, 2019 (audited) and for the six-month periods ended June 30, 2020 and June 30, 2019 (unaudited)

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation. The Company has conducted pre-sale crowdfunding campaigns on its products in 2019, which resulted in $712,035 and $555,756 of customer deposits on future production of its product as of June 30, 2020 and December 31, 2019, respectively. Revenues are recognized on these arrangements after the pre-sold units are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $83,301 and $92,791 for the periods ended June 30, 2020 and June 30, 2019, respectively.

Stock-Based Compensation

During the period ended June 30, 2019, the Company early adopted ASU – 2018-07, which simplifies stock-based compensation issued to non-employees. The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

No assurance provided

WAVERLY LABS INC.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2020 (unaudited) and December 31, 2019 (audited) and for the six-month periods ended June 30, 2020 and June 30, 2019 (unaudited)

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, aside from that discussed below.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $643,000 and $388,000, respectively. Resultantly, the Company has cumulative tax loss positions of $981,000 and 337,000 as of June 30, 2020 and December 31, 2019, respectively. Therefore, the Company has deferred tax assets of $291,239 and $161,539 as of June 30, 2020 and December 31, 2019, respectively from this net operating loss carryforward and other book-to-tax differences, calculated using the Company’s combined effective federal and state income tax rate of 26.1%. The federal net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. The Company also has a $45,000 income tax credit as of June 30, 2010 and December 31, 2019. Due to the uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize this deferred tax asset for future tax benefit, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of June 30, 2020 and December 31, 2019.

Due to the full valuation allowance, no provision for tax was recorded for the periods ended June 30, 2020 and June 30, 2019. The Company owes no federal or state tax as of June 30, 2020 and December 31, 2019. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Basic Income/(Loss) per Common Share

Basic income (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. All outstanding options and potentially dilutive shares were deemed anti-dilutive.

No assurance provided

WAVERLY LABS INC.
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2020 (unaudited) and December 31, 2019 (audited) and for the six-month periods ended June 30, 2020 and June 30, 2019 (unaudited)

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is in a cumulative net loss position of $2,195,314 as of June 30, 2020, had negative cash flows from operations of $479,638 and a net loss of $519,140 for the six-month period ended June 30, 2020, holds less than a year worth of cash reserves as of June 30, 2020, and has a working capital deficit of $80,515 as of June 30, 2020.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: SBA LOANS

On April 7, 2020 the Company secured a loan through the Small Business Administration for the Payroll Protection Program, a 24-month term loan agreement in the amount of $66,207, bearing interest at .98%, no payments are due on the loan for 6 months from the date of first disbursement of the loan and shall be repaid in 18 substantially equal monthly payments of principal and interest, commencing on the first business day after the end of the deferment period. The amount of loan forgiveness shall be calculated in accordance with the requirements of the Program, including the provisions of Section 1106 of the CARES Act. As of June 30, 2020, the Company has not applied for forgiveness of debt, the Company believes a portion of this debt will be forgiven.

On April 21, 2020, the Company entered into a 30-year loan agreement with U.S. Small Business Administration in the amount of $51,500 bearing interest at 3.75%, with required monthly principal and interest payments of $251 beginning 12 months from the date of the loan agreement, the balance of principal and interest will be payable 30 years from the date of the loan agreement.

Future minimum debt payment under the Company’s outstanding loans are as follows as of June 30, 2020:

2021	$47,280
2022	25,146
2023	3,012
2024	3,012
2025	3,012
Therafter	36,145
Total	$117,607

No assurance provided

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2020 (unaudited) and December 31, 2019 (audited) and for the six-month periods ended June 30, 2020 and June 30, 2019 (unaudited)

NOTE 5: STOCKHOLDERS’ EQUITY

Common Stock

During 2017, the Company amended its Articles of Incorporation, authorizing 10,000,000 shares of common stock, of which 3,911,569 shares were designated as Series A Common Stock at $0.0001 par value, 1,803,818 shares were designated as Series B Common Stock at $0.0001 par value, and 4,284,613 shares were designated as Series C Common Stock at $0.0001 par value. The rights, preferences, powers, privileges, and the restrictions, qualifications, and limitations of the Series B Common Stock and Series C Common Stock are identical to those of the Class A Common Stock other than in respect to voting and information rights, where Class A Common Stock holders are entitled to ten votes for each share of Series A Common Stock, the holders of Series B Common Stock are entitled to one vote for each share of Series B Common Stock, the holders of Series C Common Stock have no voting rights. As of June 30, 2020 and December 31, 2019, 2,530,319 and 2,530,319 shares of Series A Common Stock were issued and outstanding, respectively. During the six-months ended June 30, 2020, the Company bought back 354 shares for $1,345. During 2019, the Company bought back 6,824 shares of Series C Common Stock for $4,345.

During the periods ended June 30, 2020 and December 31, 2019, the Company raised gross proceeds of $541,093 and $531,713, respectively, in an offering of its Series C Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 175,897 and 188,455 shares of Class C common stock, respectively, at prices between $2.37-$3.80 per share. During the period ended June 30, 2020, the Company issued 5,119 shares at $3.80 per share. As of June 30, 2020 and December 31, 2019, 880,219 and 699,557 shares of Series C Common Stock were issued and outstanding, respectively. As of June 30, 2020 and December 31, 2019, $3,379 and $54,530, respectively, were recorded as funds held in escrow (asset) on the balance sheet and were received by the Company prior to the issuance of the financial statements. As of June 30, 2020 and December 31, 2019 624,791 and 624,791 shares of Series B Common Stock were issued and outstanding, respectively. Certain share issuances were subject to vesting provisions, and generally vest over a period of four years, subject to a six-month or one-year cliff. As of June 30, 2020 and December 31, 2019, 2,530,319 and 2,214,225 shares of Series A Common Stock had vested and 624,791 and 624,791 shares of Series B Common Stock had vested, all respectively.

NOTE 6: SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2017 Stock Option and Grant Plan (the “Plan”), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 793,918 shares as of June 30, 2020 and December 31, 2019. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan’s inception. Shares available for grant under the Plan amounted to 307,701 and 312,820 as of June 30, 2020 and December 31, 2019, respectively. On March 10, 2020, the Company granted 19,533 shares of restricted stock under the Company’s 2017 Stock Option and Grant Plan. 5,119 shares were vested as of June 30, 2020 at a price of $3.80 per share resulting in compensation expense of $19,452 for the period ended June 30, 2020. The remaining shares will vest equally over 20 months with unrecognized compensation expense of $54,773.

No assurance provided

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2020 (unaudited) and December 31, 2019 (audited) and for the six-month periods ended June 30, 2020 and June 30, 2019 (unaudited)

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the periods ended June 30, 2020 and December 31, 2019 are as follows:

	2020	2019
Risk Free Interest Rate	N/A	N/A
Dividend Yield	N/A	N/A
Estimated Volatility	N/A	N/A
Expected Life (years)	N/A	N/A
Fair Value per Stock Option	N/A	N/A

For options issued to date, a vesting schedule of 0-4 years has been used. A summary of information related to stock options for the periods ended June 30, 2020 and December 31, 2019 are as follows:

No assurance provided

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2020 (unaudited) and December 31, 2019 (audited) and for the six-month periods ended June 30, 2020 and June 30, 2019 (unaudited)

	June 30, 2020		December 31, 2019
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	481,098	$0.115	481,098	$0.115
Granted	-	$-	-	$-
Exercised	-	$-	-	$-
Forfeited	-	$-	-	$-
Outstanding - end of year	481,098	$0.115	481,098	$0.115

Exercisable at end of year	481,098	$0.116	432,236	$0.116

Weighted average grant date fair value of options granted during year	N/A		N/A

Weighted average duration to expiration of outstanding options at year-end	6.8		7.3

Stock-based compensation expense of $2,883 and $0 were recognized under FASB ASC 718 for the periods ended June 30, 2020 and June 30, 2019, respectively. Total unrecognized compensation cost related to stock option awards amounted to $0 as of June 30, 2020.

NOTE 7: LEASE OBLIGATION

The Company entered into a lease agreement for office space in New York. The lease term commenced September 1, 2016 and was scheduled to expire after 12 months on August 31, 2017. Monthly lease obligations under the lease totaled $3,900 per month. On April 1, 2017, the Company amended its previous lease dated September 1, 2016, for a new 12-month period with monthly rent payments of $5,200. Subsequently, on July 1, 2017, the Company amended the previous lease dated April 1, 2017 for a new 12-month period with monthly rent payments of $7,800. Lastly, on November 1, 2018, the Company entered into a new 12-month period with monthly rent payments of $1,400, on November 1, 2019 the lease automatically renewed and the rent payments is dependent on the number of desks needed. Rent expense for the periods ended June 30, 2020 and June 30, 2019 totaled $37,503 and $46,539, respectively.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

No assurance provided

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2020 (unaudited) and December 31, 2019 (audited) and for the six-month periods ended June 30, 2020 and June 30, 2019 (unaudited)

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842).  This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet.  The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures. The Company is electing to utilize the extension of time for accommodation for all new accounting standards, as such, they elect to delay complying with new financial accounting standards until the date that a Company that is not an issuer is required to comply.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through December 9, 2020, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements  .

Regulation A Offering

On December 9, 2020, the Company initiated an offering under Regulation A for up to 1,128,668 shares of Series C Common Stock, and up to 225,734 bonus shares, at $8.86 per share, for a maximum gross offering of $12,419,998. The Company is conducting this offering through StartEngine, who is entitled to a 7% cash commission.

No assurance provided